March 29, 2010

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Room 4561

Washington, DC 20549

RE:	Environmental Power Corporation
Registration Statement on Form S-1
File No. 333-158286

Ladies and Gentlemen:

On behalf of Environmental Power Corporation, a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-158286), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 30, 2009, and most recently amended on May 27, 2009 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide Scott Pueschel, P.C. of Pierce Atwood LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (603) 433-6372.

Should you have any questions regarding this matter, please contact Scott Pueschel at (603) 373-2019. Thank you for your assistance.

Very truly yours,

/s/ Dennis Haines
Dennis Haines Vice President, General Counsel and Secretary